

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2024

Pieris Pharmaceuticals, Inc.
225 Franklin Street, 26th Floor
Boston, MA 02110

Re: Pieris Pharmaceuticals, Inc.
Form S-4, as amended
Exhibit Nos. 10.18 and 10.20
Filed November 7, 2024
File No. 333-281459

Dear Stephen Yoder:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences